*FOIA Confidential Treatment Request* Confidential Treatment Requested by Kite Pharma, Inc. in connection with Registration Statement on Form S-1 initially filed on May 19, 2014
Charles J. Bair (858) 550-6142 cbair@cooley.com

June 10, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler Bryan J. Pitko Austin Stephenson

Re:	Kite Pharma, Inc. Registration Statement on Form S-1 (the “Registration Statement”) Filed May 19, 2014 File No. 333-196081

Dear Mr. Riedler:

On behalf of our client, Kite Pharma, Inc. (the “Company”), we are submitting this letter to supplement our response letter, dated June 9, 2014 (“June 9 Response Letter”), in connection with the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2014 (the “June 6 Comment Letter”). We have incorporated the text of the comments into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Charles J. Bair, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6142.

June 10, 2014

Staff Comments from the June 6 Comment Letter and Company Response

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Determining fair value of stock options, page 59

1.         We acknowledge your response to our comment. It remains unclear how you sufficiently addressed the quantitative or qualitative components in our initial comment regarding the explanation of the dramatic increase in the fair value of each equity issuance through the date of effectiveness for the preceding twelve months to the estimated offering price. Please provide us with further discussion and analysis explaining the increase and tell us why you believe the assumptions used at each valuation are reasonable. For instance tell us why you believed that the probability applied to each of the scenarios was reasonable considering where you were in the IPO process. In addition, please provide us with the amount of options issued at each issuance date.

Response: In addition to the response to this comment provided by our June 9 Response Letter, the Company respectfully advises the Staff that, in consultation with its independent auditors, it has analyzed the impact of a retrospective fair value reassessment solely for accounting purposes of the options to purchase an aggregate of 2,895,589 shares of the Company’s stock granted on March 25, 2014 and March 26, 2014 (collectively, the “March 2014 Options”) on the Company’s first quarter of 2014 operating results as described in greater detail below. The Company has concluded that the changes resulting from the reassessed fair values for the March 2014 Options are not material to the Company’s financial statements taken as a whole for the quarter ended March 31, 2014 contained in the Registration Statement, nor are they projected to be for the quarter ending June 30, 2014.

Background Information

As described in greater detail in the June 9, 2014 Response Letter, the March 2014 Options were originally granted with an exercise price of $1.35. Then in June 2014, the Company retrospectively reassessed the fair value of those options solely for accounting purposes to be $[*], based upon a linear extrapolation of the December 31, 2013 valuation of $1.35 per share to the June 9, 2014 estimated mid-point of the initial public offering (“IPO”) price range of $[*] per share. This reassessment of the March 2014 Options would have resulted in an adjustment of approximately $[*] in stock-based compensation expense during the first quarter of 2014.

Accounting Considerations

In evaluating whether the Company’s financial statements taken as whole are fairly presented in all material respects in conformity with generally accepted accounting principles in the United States of America, the Company followed the guidance as contained in the Commission Staff Accounting Bulletin: No. 99 – Materiality (“SAB-99”).

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

June 10, 2014

Initially, SAB-99 provides that the use of greater than 5% as a numerical threshold may be the basis for a preliminary assumption, without considering all relevant facts and circumstances, that an adjustment to a particular item of the financial statements is likely to be considered material. However, materiality cannot be reduced to a numerical formula and this quantitative measurement is only the beginning of any materiality analysis. In addition, a full analysis of all other relevant considerations must be undertaken.

SAB-99 references the Financial Accounting Standard Board’s “Statement of Financial Accounting Concepts No. 2”, which provides the following essence of the concept of materiality:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

The following table summarizes the analysis of the impact of the March 2014 Option fair value reassessment on the Company’s operating results and period-over-period trends for the quarter ended March 31, 2014:

	Q1 2013	Q1 2014			Change ($)		Change (%)		Impact of Trend (Q/Q)
		As Reported	Reassessed						As Reported		Reassessed
Operating expenses:
Research and development	$875,889	$2,091,882	$	[*]	$	[*]	[*]	%	[*]	%	[*]	%
General and administrative	212,760	1,070,072		[*]		[*]	[*]	%	[*]	%	[*]	%

Total operating expenses	1,088,649	3,161,954		[*]		[*]	[*]	%	[*]	%	[*]	%

Loss from operations	(1,088,649)	(3,161,954)		[*]		[*]	[*]	%	[*]	%	[*]	%
Total other income (expense)	27,637	20,542		[*]		[*]	[*]	%	[*]	%	[*]	%
Series A Preferred Stock dividend	—	(556,961)		[*]		[*]	[*]	%	[*]		[*]

Net loss	(1,061,012)	(3,698,373)		[*]		[*]	[*]	%	[*]	%	[*]	%

Basic and diluted EPS	$(0.20)	$(0.66)	$	[*]	$	[*]	[*]	%	[*]	%	[*]	%

The Company believes the impact of the additional stock-based compensation expense for the quarter ended March 31, 2014 is not material, as there was only a [*]% impact with respect to loss from operations and a [*]% impact with respect to net loss. In addition, the Company respectfully submits to the Staff that multiple qualitative facts also support that the changes resulting from the retrospectively reassessed fair values of the March 2014 Options are not material, including the following:

•	The reassessment does not hide a failure to meet expectations for the Company. The Company’s current and prospective investors, as well as management, evaluate the Company based on its product development activities.

•	Stock-based compensation expense is a non-cash item, and is commonly excluded from investors’ financial analyses. This is especially true for a development stage biopharmaceutical company that to date has not yet generated any revenue.

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

June 10, 2014

•	The reassessment does not mask a change in operating losses or other trends. The reassessment also does not change a loss into income.

•	The reassessment will not be quantitatively material to the Company’s second quarter 2014 operating results based on the Company’s projected loss from operations and net loss of approximately $[*] and $[*] million, respectively. This includes the estimated charge to interest expense for the beneficial conversion feature of the $50 million convertible notes expected to convert at the closing of the IPO anticipated by end of second quarter of 2014.

•	As stated previously, stock-based compensation expense is a non-cash item, and thus the reassessment has no impact on cash flows from operations.

•	The reassessment does not affect the Company’s compliance with any regulatory requirements or loan covenants.

•	The reassessment does not have the effect of increasing management’s compensation.

•	The reassessment is not intentional, nor the result of management’s attempt to manage earnings/losses.

•	Stock-based compensation expense includes the use of estimates and is not an item “capable of precise measurement” in a private company setting.

The Company also considered the additional qualitative facts included in SAB-99 and believes that none of those facts, which are set forth below, are applicable to the Company:

•	The misstatement hides a failure to meet analysts’ consensus expectations for the Company.

•	The misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

•	The misstatement involves concealment of an unlawful transaction.

Conclusion

Based on the analysis detailed above, the Company respectfully submits to the Staff that it believes that the changes resulting from the retrospectively reassessed fair values of the March 2014 Options are not material to the Company’s financial statements for the quarter ended March 31, 2014, nor are they projected to be for the quarter ending June 30, 2014. The

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

June 10, 2014

Company believes that inclusion of the financial impact of the March 2014 Option reassessment incurred during the several day-period in March following the March 2014 Option grants would not change the judgment or investment decision of any reasonable investor or potential investor. Therefore the Company, in consultation with its independent auditors, concluded that the additional stock based compensation expense of $[*] is not material to the March 31, 2014 financial statements.

Related Proposed Registration Statement Disclosure

As noted in the June 9, 2014 Response Letter, the Company advises the Staff that it expects to include disclosure regarding the reassessment of the fair value of its common stock and the associated determination of stock-based compensation expense relating to the March 2014 Options as well as disclosure regarding the options granted in June 2014, including the anticipated aggregate associated expense of the June 2014 options, in a pre-effective amendment to the Registration Statement. Attached as Exhibit A to this letter is a proposed draft of this disclosure, with the additional disclosure from the Registration Statement underlined to facilitate the Staff’s review.

2.         You issued $50 million of convertible debt in April 2014. Please provide appropriate disclosure in a pre-effective amendment, including a discussion of any beneficial conversion feature that will be recorded, if material. Provide us an analysis of your determination of whether or not a beneficial conversion feature will be recorded.

Response: In addition to the response to this comment provided in the June 9 Response Letter, the Company has attached as Exhibit B to this letter a draft of the proposed draft disclosure regarding the beneficial conversion feature that is expected to be included in a pre-effective amendment to the Registration Statement, with the additional disclosure from the Registration Statement also underlined to facilitate the Staff’s review.

* * *

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

June 10, 2014

The Company respectfully requests the Staff’s assistance in completing its review of the information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. And please contact me at (858) 550-6142 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

COOLEY LLP

/s/ Charles J. Bair, Esq.

Charles J. Bair, Esq.

cc:	Arie S. Belldegrun, M.D., Kite Pharma, Inc. Cynthia M. Butitta, Kite Pharma, Inc. Fred M. Muto, Esq., Cooley LLP Charles S. Kim, Esq., Cooley LLP Donald J. Murray, Esq., Covington & Burling LLP

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

EXHIBIT A

other vendors for other services and products for operating purposes. These agreements generally provide for termination or cancellation, and, other than for costs already incurred, are not included in the table above.

We also have employment agreements with our management team and consultants that require the funding of specific payments, if certain events occur, such as a change of control or the termination of employment without cause. These potential payment obligations, which in the case of our named executive officers are described in “Executive and Director Compensation—Potential Payments Upon Termination or Change of Control,” are not included in the table above.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the dates of the balance sheets and the reported amounts of revenue and expenses during the reporting periods. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances at the time such estimates are made. Actual results may differ materially from our estimates and judgments under different assumptions or conditions. We periodically review our estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in our financial statements prospectively from the date of the change in estimate.

We define our critical accounting policies as those accounting principles generally accepted in the United States that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which we apply those principles. While our significant accounting policies are more fully described in Note 3 to our audited and unaudited financial statements appearing elsewhere in this prospectus, we believe the following are the critical accounting policies used in the preparation of our financial statements that require significant estimates and judgments.

Patent Costs

The costs related to acquiring patents and to prosecuting and maintaining intellectual property rights are expensed as incurred due to the uncertainty surrounding the development process and the uncertainty of future benefits. Expenses related to patent costs for the years ended December 31, 2012 and 2013, for the three months ended March 31, 2013 and 2014 and for the period from June 1, 2009 (inception) to March 31, 2014 were $32,929, $650,439, $10,000, $160,544 and $950,930, respectively.

Research and Development

Research and development costs are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. We accrue for costs incurred as the services are being provided by monitoring the status of the trial or project and the invoices received from our external service providers. We adjust our accrual as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved.

Stock-Based Compensation

Stock-based compensation cost is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. We estimate the grant date fair value and the resulting stock-based compensation expense using the Black-Scholes option pricing model. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

We account for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these options is measured using the Black-Scholes option pricing model reflecting an expected life that is assumed to be the remaining contractual life of the option. The compensation costs of these arrangements are subject to re-measurement over the vesting terms as earned.

We recorded total non-cash stock-based compensation expense of $29,930 and $125,302 for the years ended December 31, 2012 and 2013, respectively, and $9,862 and $196,410 for the three months ended March 31, 2013 and 2014, respectively. At March 31, 2014, we had $3.6 million of total unrecognized employee stock-based compensation expense, net of estimated forfeitures, related to stock option grants. This amount will be recognized as expense over a weighted-average period of four years.

On March 25, 2014 and March 26, 2014, we granted stock options for 2,845,589 and 50,000 shares of our common stock, respectively. At the grant dates, our board of directors determined that the fair value of our common stock was $1.35 per share based on the valuation analysis as of December 31, 2013. As further described below, we have retrospectively reassessed, solely for financial accounting purposes, the common stock fair value related to the March 2014 stock option grants. As a result, the additional stock-based compensation expense for the three months ended March 31, 2014 would have been approximately $[*] million. The additional stock-based compensation expense for the March 2014 stock option grants resulting from the reassessment will increase total unrecognized stock-based compensation expense by approximately $[*] million, resulting in approximately $[*] million of total unrecognized stock-based compensation expense as of March 31, 2014 to be recognized over the next four years beginning in the second quarter of fiscal 2014 (including the approximately $[*] million of stock-based compensation expense noted above that will be recognized in the second quarter of fiscal 2014).

On June 6, 2014 we granted stock options for 907,250 shares of our common stock. At the grant date, our board of directors determined that the fair value of our common stock was $6.89 per share based on the valuation analysis as of May 19, 2014. As further described below, solely for financial accounting purposes, we will recognize stock-based compensation expense for the June 2014 option grants based on $[*] per share, the mid-point of the price range set forth on the cover page of this prospectus, resulting in stock-based compensation expense for the June 2014 stock option grants of approximately $[*] million that will be recognized over the next four years beginning in the second quarter of fiscal 2014.

The intrinsic value of all outstanding options as of March 31, 2014 was approximately $[*] million based on an assumed initial public offering price of $[*] per share, which is the mid-point of the price range set forth on the cover page of this prospectus, of which approximately $[*] million related to vested options and the remainder related to unvested options. We expect to continue to grant stock options in the future, and, to the extent that we do, our actual stock-based compensation expense recognized in future periods will increase.

Determining fair value of stock options

Our Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of our common stock, the expected term of the option, risk-free interest rates and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

•	Fair value of our common stock—Because our stock was not publicly traded prior to our initial public offering, we estimated the fair value of our common stock, as discussed below. Upon the completion of our initial public offering, our common stock will be valued by reference to the publicly-traded price of our common stock.

•	Risk-free interest rate—The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Expected life—The expected life represents the period that our stock-based awards are expected to be outstanding.

•

Expected volatility—As we do not have a significant trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

•	Dividend yield—We have never declared or paid any cash dividends and do not presently plan to paycash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
Risk-free interest rate	0.70% to 0.91%	0.83% to 1.42%	0.83%	1.72%
Expected life	6 years	6 years	6 years	6 years
Expected volatility	72% to 88%	79% to 80%	79%	75%
Dividend yield	0%	0%	0%	0%

We will continue to use judgment in evaluating the assumptions utilized for our stock-based compensation expense calculations on a prospective basis.

In addition to the assumptions used in the Black-Scholes option-pricing model, the amount of stock-based compensation expense we recognize in our financial statements includes an estimate of stock option forfeitures. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

Our board of directors intends all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The estimated fair value of our common stock was determined at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Because there has been no public market for our common stock, our board of directors, with the assistance of management, has historically developed these valuations using significant judgment and taking into account numerous factors, including:

•	contemporaneous valuations performed by independent third-party specialists;

•	our operating and financial performance, including our levels of available capital resources;

•	our stage of development;

•	current business conditions and projections;

•	trends and developments in our industry;

•	the valuation of publicly traded companies in our sector, as well as recently completed mergers and acquisitions of peer companies;

•	the rights, preferences and privileges of our common stock compared to the rights, preferences and privileges of our other outstanding equity securities;

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;

•	U.S. and global economic and capital market conditions;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or an acquisition of our company given prevailing market and sector conditions;

•	the illiquidity of our securities by virtue of being a private company;

•	business risks; and

•	management and board experience.

There is inherent uncertainty in these estimates and if we had made different assumptions than those used, the amount of our stock-based compensation expense, net loss and net loss per share amounts could have been significantly different. Following the closing of this offering, the fair value per share of our common stock for purposes of determining stock-based compensation expense will be the closing price of our common stock as reported on The NASDAQ Global Market on the applicable grant date.

The following table illustrates our stock option grant information since January 1, 2013, including the estimated fair value of our common stock on the date of grant:

Grant Date	Number of Shares Subject to Options Granted	Option Exercise Price	Estimated Fair Value of Common Stock per Share at Date of Grant			Intrinsic Value per Underlying Share at Date of Grant
January 1, 2013	150,000	$0.38		$0.38			$—
October 8, 2013	1,826,398	$0.70		$0.70			$—
December 12, 2013	403,043	$0.70		$0.70			$—
March 25, 2014	2,845,589	$1.35	$	[	*]	$	[	*]
March 26, 2014	50,000	$1.35	$	[	*]	$	[	*]
June 6, 2014	907,250	$6.89	$	[	*]	$	[	*]

For all option grant dates prior to December 31, 2013, the valuations of our common stock were based on the Option Pricing Method, or OPM, method. OPM treats the rights of the holders of preferred and common shares as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. Thus, the estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights.

For all option grant dates from December 31, 2013 through the date of this prospectus, the valuations of our common stock were based on a hybrid method of the OPM and the Probability-Weighted Expected Return Method, or PWERM. PWERM considers various potential liquidity outcomes, in our case an initial public offering, and assigns probabilities to each, based on discussions with management, to arrive at the weighted equity value. Under the hybrid OPM and PWERM method, the per share values calculated under the OPM and PWERM are weighted based on discussions with management regarding expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final fair market value per share value of the common stock before a discount for lack of marketability is applied. For the PWERM, its weighting is based on management’s expectation about a possible exit event in the future while the OPM is weighted with respect to the uncertainties regarding various business milestones leading up to the exit event.

On March 25, 2014 and March 26, 2014, we granted stock options for 2,845,589 and 50,000 shares of our common stock, respectively. At the grant dates, our board of directors determined that the fair value of our common stock was $1.35 per share based on the valuation analysis as of December 31, 2013. Given the substantial progress we had made with respect to our initial public offering between March 2014 and June 2014, and taking into account that we had initiated the initial public offering process by appointing underwriters and holding an organizational meeting with underwriters on March 14, 2014 and we were in the process of finalizing our initial draft registration statement during March 2014 (which was submitted to the SEC on April 4, 2014), we determined in

June 2014, coincident with the establishment of the price range set forth on the cover page of this prospectus, to retrospectively reassess, solely for financial accounting purposes, the common stock fair value related to the March 2014 stock option grants. In relation to the reassessment of fair value of the March 2014 stock option grants, we used a linear extrapolation model from $[*], the mid-point of the price range set forth on the cover page of this prospectus, to a December 31, 2013 fair value determination of $1.35 per share. Using this approach, we retrospectively determined that the fair value at March 25, 2014 and March 26, 2014 was $[*] per share. As a result, the additional stock-based compensation expense for the three months ended March 31, 2014 would have been approximately $[*] million. The additional stock-based compensation expense for the March 2014 stock option grants resulting from the reassessment will increase total unrecognized stock-based compensation expense by approximately $[*] million, resulting in approximately $[*] million of total unrecognized stock-based compensation expense as of March 31, 2014 to be recognized over the next four years beginning in the second quarter of fiscal 2014 (including the approximately $[*] million of stock-based compensation expense noted above that will be recognized in the second quarter of fiscal 2014).

On June 6, 2014 we granted stock options for 907,250 shares of our common stock. At the grant date our board of directors determined that the fair value of our common stock was $6.89 per share based on the valuation analysis as of May 19, 2014. In light of the price range set forth on the cover page of this prospectus that was recently determined as well as the anticipated potential timing of commencement of the roadshow in connection with this initial public offering, solely for financial accounting purposes, we will recognize stock-based compensation expense for the June 2014 option grants based on $[*] per share, the mid-point of the price range set forth on the cover page of this prospectus, resulting in stock-based compensation expense for the June 2014 stock option grants of approximately $[*] million that will be recognized over the next four years beginning in the second quarter of fiscal 2014.

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates. As of March 31, 2014, we had cash and cash equivalents of $18.6 million. We generally hold our cash in interest-bearing money market accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term maturities of our cash equivalents and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents.

EXHIBIT B

	As of March 31, 2014
Balance Sheet Data:	Actual	Pro Forma(1)			Pro Forma As Adjusted(2)(3)
	(unaudited, in thousands)
Cash and cash equivalents	$18,629	$	[	*]	[	*]
Working capital	17,277		[	*]	[	*]
Total assets	20,330		[	*]	[	*]
Convertible preferred stock	20		—		—
Accumulated deficit	(18,576)		[	*]	[	*]
Total stockholders’ equity (deficit)	18,688		[	*]	[	*]

(1)	Pro forma amounts reflect (1) the conversion of all our outstanding shares of our Series A convertible preferred stock as of March 31, 2014 into an aggregate of [*] shares of our common stock in connection with the closing of this offering, assuming an initial public offering price of $[*] per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of [*], 2014, (2) the conversion of all outstanding warrants to purchase shares of our Series A convertible preferred stock into warrants to purchase an aggregate of 159,049 shares of our common stock (but not assuming the exercise of the common stock warrants) upon the completion of this offering and (3) the receipt of aggregate gross proceeds of $50.0 million from the sale of the 2014 Notes and the conversion of the 2014 Notes plus accrued interest thereon into [*] shares of our common stock and a charge to accumulated deficit of $[*] million related to the 2014 Notes beneficial conversion feature, assuming an initial public offering price of $[*] per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversation date of [*], 2014, in connection with the closing of this offering.
(2)	Pro forma as adjusted amounts reflect the pro forma conversion adjustments described in footnote (1) above, as well as the sale of [*] shares of our common stock in this offering at an assumed initial public offering price of $[*] per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of the cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $[*] million, assuming the number of shares offered by us as stated on the cover of this prospectus remain unchanged and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $[*] million, assuming the assumed initial public offering price of $[*] per share (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

10

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis, giving effect to (1) the conversion of all our outstanding Series A convertible preferred stock, plus accrued dividends, into an aggregate of [*] shares of our common stock assuming an initial public offering price of $[*] per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of [*], 2014; (2) the conversion of all outstanding warrants exercisable for shares of our Series A convertible preferred stock into warrants exercisable for a total of 159,049 shares of common stock (but not assuming the exercise of these common stock warrants), upon completion of this offering; (3) the receipt of aggregate gross proceeds of $50.0 million from the sale of the 2014 Notes and the conversion of the 2014 Notes plus accrued interest thereon into [*] shares of our common stock and a charge to accumulated deficit of $[*] million related to the 2014 Notes beneficial conversion feature, assuming an initial public offering price of $[*] per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversation date of [*], 2014; and (4) the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis, reflecting the pro forma adjustments discussed above and giving further effect to the sale by us of [*] shares of our common stock in this offering at an assumed initial public offering price of $[*] per share (the mid-point of the price range set forth on the cover of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	AS OF MARCH 31, 2014
	Actual	Pro Forma		Pro Forma As Adjusted(1)
	(unaudited, in thousands, except per share data)
Cash and cash equivalents	$18,629	$	[*]	$	[*]

Stockholders’ equity:
Series A Preferred Stock, $0.001 par value: 20,474,452 shares authorized and 20,315,397 shares issued and outstanding, actual; and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	20		—		—
Preferred stock, $0.001 par value: no shares authorized, issued or outstanding, actual; and 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—		—		—
Common stock, $0.001 par value: 75,000,000 shares authorized and 5,601,995 shares issued and outstanding, actual; 200,000,000 shares authorized and [*] shares issued and outstanding, pro forma; and 200,000,000 shares authorized and [*] shares issued and outstanding, pro forma as adjusted	6		[*]		[*]
Additional paid-in capital	37,238		[*]		[*]
Accumulated deficit	(18,576)		[*]		[*]

Total stockholders’ equity	18,688		[*]		[*]

Total capitalization	$18,688		[*]		[*]

47

Other income (expense)

Other income was $8,456 and $61,817 for the years ended December 31, 2012 and 2013, respectively. The increase in other income during this period of $53,361, or 631%, was primarily due to decreases in the placement agent warrant liability valuation.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception and through April 30, 2014, we have raised an aggregate of approximately $85.0 million in gross proceeds to fund our operations, primarily through private placements of convertible preferred stock and convertible notes. In February 2011, March 2011 and November 2012 we issued and sold convertible promissory notes in the aggregate principal amount of $15.3 million. In May 2013, the aggregate principal amount of approximately $15.0 million of convertible notes converted into 9,522,672 shares of Series A convertible preferred stock at a conversion price equal to $1.5751, representing a 15% discount to the purchase price, and the November 2012 note converted into 137,289 shares of Series A convertible preferred stock at a conversion price of $1.8531. We also issued an additional 10,655,436 shares of our Series A convertible preferred stock for $1.8531 per share and received $19.6 million in net proceeds. In April 2014, we issued and sold the 2014 Notes in the aggregate principal amount of $50.0 million. In addition, we received approximately $3.0 million in connection with the exercise of options by certain of our executive officers in April 2014, which includes the exercise by Dr. Belldegrun, our Founder and Chief Executive Officer, of all of his options for $2.7 million.

Each share of Series A convertible preferred stock will convert into one share of common stock upon the closing of this offering. Our Series A convertible preferred stock has a dividend of 6.0% per annum of the stated value of $1.8531 per share, which is cumulative and payable upon conversion at the closing of this offering by the issuance of additional shares of common stock having a value per share equal to the initial public offering price.

The 2014 Notes accrue interest at a rate of 6.0% per annum. Upon the closing of this offering, the 2014 Notes, including accrued interest thereon, will automatically convert into a number of shares of common stock at a per share conversion price equal to 90% of the initial public offering price. Pursuant to Accounting Standards Codification 470-20-30, the 2014 Notes contain a contingent beneficial conversion feature as they will convert at 90% of the initial public offering price. At the closing of the IPO, the Company expects to recognize a non-cash expense of approximately $[*] million which reflects the beneficial conversion feature on the 2014 Notes based on the assumed initial public offering price of $[*] per share, which is the mid-point of the price range set forth on the cover page of this prospectus.

As of March 31, 2014, we had $18.6 million in cash and cash equivalents.

Funding Requirements

Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, third-party clinical research and development services, laboratory and related supplies, clinical costs, legal and other regulatory expenses and general overhead costs.

The successful development of any product candidate is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of KTE-C19 or our future product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from the sale of product candidates. This is due to the numerous risks and uncertainties associated with developing medical treatments, including the uncertainty of:

•	successful enrollment in, and completion of, clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity; and

•	launching commercial sales of our products, if and when approved, whether alone or in collaboration with others.

A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs and timing associated with the development of that product candidate.

60

KITE PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 14—EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT

Convertible Promissory Notes—(Continued)

preferred stock at a per share conversion price equal to 90% of the per share purchase price of the preferred stock, subject to certain limitations. Under certain conditions, a qualified private placement may include the placement of common stock, whereupon the 2014 Notes, including interest thereon, would automatically convert into shares of preferred stock that have rights, preferences and privileges that are pari passu with the Company’s Series A Preferred Stock at the lesser of (1) the per share purchase price paid by investors in the qualified private placement or (2) $350.0 million divided by the number of outstanding shares of the Company’s capital stock on a fully diluted basis. In the event that a private placement is completed that is not a qualified private placement, a holder may convert its notes into the same class of equity securities issued in the private placement at a per share conversion price equal to 90% of the per share price paid by the other investors in the private placement. The discount on the conversion rate of the 2014 Notes upon an initial public offering or qualified private placement is considered a contingent beneficial conversion feature. At the closing of the initial public offering or qualified private placement the Company will recognize an expense related to the intrinsic value.

In the event that the Company does not complete a qualified initial public offering or a qualified private placement prior to the maturity date, a holder, at its election, may convert into shares of preferred stock that have rights, preferences and privileges that are pari passu with the Company’s Series A Preferred Stock.

In the event that the Company completes a sale of the Company, then the 2014 Notes, including accrued interest thereon, at the holder’s election, will either (1) be redeemed in cash in an amount equal to two times the principal amount of the 2014 Notes and accrued interest thereon, or (2) convert, immediately prior to such sale, into shares of preferred stock that have rights, preferences and privileges that are pari passu with the Company’s Series A Preferred Stock at a per share conversion price equal to $350.0 million divided by the number of outstanding shares of the Company’s capital stock on a fully diluted basis.

2014 NIH License Agreement

Pursuant to a patent license agreement with the NIH, dated May 29, 2014, the Company holds an exclusive, worldwide license to certain intellectual property related to TCR-based product candidates that target the NY-ESO-1 antigen for the treatment of any NY-ESO-1 expressing cancers. As of the date of the license, NY-ESO-1 expressing tumors can be found in the following cancers: sarcoma, urothelial carcinoma, esophageal carcinoma, non-small cell lung cancer, breast carcinoma, ovarian carcinoma, prostate carcinoma, multiple myeloma, hepatocellular carcinoma, gastric cancer, head and neck cancer, pancreatic carcinoma, brain cancer, colorectal carcinoma and melanoma.

Pursuant to the terms of this license, the Company is required to pay the NIH a cash payment in the aggregate amount of $150,000, two-thirds of which is due within sixty days of the date of the agreement and one-third of which will be payable upon the earlier to occur of (1) 18 months from the date of execution of the license and (2) the termination of the license. The Company also agreed to reimburse the NIH for past patent expenses in the aggregate amount of approximately $30,000.

The terms of this license also requires the Company to pay the NIH minimum annual royalties in the amount of $20,000. The first minimum annual royalty payment is payable on the date that is 60 days following the expiration of the CRADA, and thereafter shall be payable on each January 1. The Company is also required to make performance-based payments upon successful completion of clinical and regulatory benchmarks relating to the licensed products. The aggregate potential benchmark payments are $4.0 million, of which aggregate payments of $3.0 million are due only after marketing approval in the United States or in Europe, Japan, China or India. The first benchmark payment of $50,000 will be due upon the commencement of the Company’s first sponsored human clinical study.

F-28

KITE PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2014

NOTE 11—SUBSEQUENT EVENTS—(Continued)

(2) $350.0 million divided by the number of outstanding shares of the Company’s capital stock on a fully diluted basis. In the event that a private placement is completed that is not a qualified private placement, a holder may convert its notes into the same class of equity securities issued in the private placement at a per share conversion price equal to 90% of the per share price paid by the other investors in the private placement. The discount on the conversion rate of the 2014 Notes upon an initial public offering or qualified private placement is considered a contingent beneficial conversion feature. At the closing of the initial public offering or qualified private placement the Company will recognize an expense related to the intrinsic value

.

In the event that the Company does not complete a qualified initial public offering or a qualified private placement prior to the maturity date, a holder, at its election, may convert into shares of preferred stock that have rights, preferences and privileges that are pari passu with the Company’s Series A Preferred Stock.

In the event that the Company completes a sale of the Company, then the 2014 Notes, including accrued interest thereon, at the holder’s election, will either (1) be redeemed in cash in an amount equal to two times the principal amount of the 2014 Notes and accrued interest thereon, or (2) convert, immediately prior to such sale, into shares of preferred stock that have rights, preferences and privileges that are pari passu with the Company’s Series A Preferred Stock at a per share conversion price equal to $350.0 million divided by the number of outstanding shares of the Company’s capital stock on a fully diluted basis.

2014 NIH License Agreement

Pursuant to a patent license agreement with the NIH, dated May 29, 2014, the Company holds an exclusive, worldwide license to certain intellectual property related to TCR-based product candidates that target the NY-ESO-1 antigen for the treatment of any NY-ESO-1 expressing cancers. As of the date of the license, NY-ESO-1 expressing tumors can be found in the following cancers: sarcoma, urothelial carcinoma, esophageal carcinoma, non-small cell lung cancer, breast carcinoma, ovarian carcinoma, prostate carcinoma, multiple myeloma, hepatocellular carcinoma, gastric cancer, head and neck cancer, pancreatic carcinoma, brain cancer, colorectal carcinoma and melanoma.

Pursuant to the terms of this license, the Company is required to pay the NIH a cash payment in the aggregate amount of $150,000, two-thirds of which is due within sixty days of the date of the agreement and one-third of which will be payable upon the earlier to occur of (1) 18 months from the date of execution of the license and (2) the termination of the license. The Company also agreed to reimburse the NIH for past patent expenses in the aggregate amount of approximately $30,000.

The terms of this license also requires the Company to pay the NIH minimum annual royalties in the amount of $20,000. The first minimum annual royalty payment is payable on the date that is 60 days following the expiration of the CRADA, and thereafter shall be payable on each January 1. The Company is also required to make performance-based payments upon successful completion of clinical and regulatory benchmarks relating to the licensed products. The aggregate potential benchmark payments are $4.0 million, of which aggregate payments of $3.0 million are due only after marketing approval in the United States or in Europe, Japan, China or India. The first benchmark payment of $50,000 will be due upon the commencement of the Company’s first sponsored human clinical study.

In addition, the Company is required to pay the NIH one-time benchmark payments following aggregate net sales of licensed products at certain benchmarks up to $1.0 billion. The aggregate potential amount of these benchmark payments is $7.0 million. The Company must also pay the NIH royalties on net sales of products covered by the license at rates in the mid single digits. To the extent the Company enters into a sublicensing agreement relating to a licensed product, the Company is required to pay the NIH a percentage of all consideration received from a sublicensee, which percentage will decrease based on the stage of development of the licensed product at the time

F-49